UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 18, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG updated timeseries showing historical financial information reflecting changes to UBS's cost and resource allocation methodology and funds transfer pricing framework, which appear immediately following this page.

Group time series

UBS Group key figures
	As of or for the quarter ended								As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16
Group results
Operating income	6,972	7,428	7,644	8,168	7,207	7,403	7,469	7,543	30,213	29,622	28,729
Operating expenses	6,492	5,724	5,938	6,069	6,362	6,139	5,922	5,849	24,222	24,272	24,519
Operating profit / (loss) before tax	481	1,704	1,706	2,100	845	1,264	1,548	1,694	5,991	5,351	4,209
Net profit / (loss) attributable to shareholders	315	1,253	1,382	1,566	(2,417)	982	1,153	1,251	4,516	969	3,348
Diluted earnings per share (USD)	0.08	0.33	0.36	0.41	(0.65)	0.26	0.30	0.33	1.18	0.25	0.88
Profitability and growth
Return on equity (%)[1]	2.4	9.7	10.5	11.8	(18.0)	7.2	8.6	9.4	8.6	1.8	6.1
Return on tangible equity (%)[2]	2.9	11.2	12.2	13.6	(20.3)	8.3	9.9	10.8	10.0	2.2	7.1
Adjusted return on tangible equity excluding deferred tax expense / benefit and deferred tax assets (%)[3]	1.0	15.8	16.4	18.3	8.3	13.3	15.9	17.5	12.9	13.7	11.3
Return on common equity tier 1 capital (%)[4]	3.7	14.5	16.1	18.3	(28.8)	11.7	14.3	16.3	13.1	3.0	10.9
Return on risk-weighted assets, gross (%)[5]	10.8	11.6	11.8	12.9	11.9	12.0	12.8	13.7	11.8	12.6	13.1
Return on leverage ratio denominator, gross (%)[5]	3.1	3.3	3.3	3.6	3.2	3.3	3.4	3.5	3.3	3.3	3.2
Cost / income ratio (%)[6]	92.4	77.0	77.4	74.1	87.2	83.0	78.8	77.5	79.9	81.6	85.2
Adjusted cost / income ratio (%)[7]	92.2	75.9	75.9	75.3	83.6	79.0	76.2	74.3	79.5	78.2	80.8
Net profit growth (%)[8]		27.6	19.9	25.1		19.0	3.0	82.6	366.0	(71.1)	(48.3)
Resources
Total assets	958,489	950,192	952,817	964,260	939,279	943,310	928,422	908,058	958,489	939,279	918,906
Equity attributable to shareholders	52,928	52,094	51,210	53,662	52,495	55,156	54,072	53,769	52,928	52,495	52,916
Common equity tier 1 capital	34,119	34,816	34,116	34,774	33,516	33,685	33,227	31,251	34,119	33,516	30,156
Risk-weighted assets[9]	263,747	257,041	254,603	266,169	243,636	245,723	246,644	221,355	263,747	243,636	218,785
Common equity tier 1 capital ratio (%)[9]	12.9	13.5	13.4	13.1	13.8	13.7	13.5	14.1	12.9	13.8	13.8
Going concern capital ratio (%)[9]	17.5	17.9	17.8	17.3	17.6	17.4	17.2	18.2	17.5	17.6	17.9
Total loss-absorbing capacity ratio (%)[9]	31.7	31.8	32.3	31.2	33.0	32.9	31.2	33.2	31.7	33.0	31.1
Leverage ratio denominator[9]	904,598	915,066	910,383	925,651	909,032	913,688	897,057	879,477	904,598	909,032	855,255
Common equity tier 1 leverage ratio (%)[9]	3.77	3.80	3.75	3.76	3.69	3.69	3.70	3.55	3.77	3.69	3.53
Going concern leverage ratio (%)[9]	5.1	5.0	5.0	5.0	4.7	4.7	4.7	4.6	5.1	4.7	4.6
Total loss-absorbing capacity leverage ratio (%)[9]	9.3	8.9	9.0	9.0	8.8	8.9	8.6	8.4	9.3	8.8	7.9
Liquidity coverage ratio (%)[10]	136	135	144	136	143	142	131	128	136	143	132
Other
Invested assets (USD billion)[11,12]	3,101	3,330	3,271	3,309	3,262	3,154	3,033	2,916	3,101	3,262	2,761
Personnel (full-time equivalents)	66,888	65,556	63,684	62,537	61,253	60,796	59,470	59,416	66,888	61,253	59,387
Market capitalization[13]	45,907	58,856	57,654	66,261	68,477	63,551	62,894	59,422	45,907	68,477	58,177
Total book value per share (USD)	14.35	13.98	13.73	14.27	14.11	14.83	14.55	14.48	14.35	14.11	14.25
Total book value per share (CHF)[14]	14.11	13.72	13.61	13.60	13.75	14.36	13.96	14.50	14.11	13.75	14.51
Tangible book value per share (USD)	12.55	12.25	12.00	12.53	12.34	13.06	12.80	12.74	12.55	12.34	12.52
Tangible book value per share (CHF)[14]	12.33	12.02	11.90	11.94	12.03	12.65	12.29	12.77	12.33	12.03	12.74

1 Calculated as net profit attributable to shareholders / average equity attributable to shareholders.    2 Calculated as net profit attributable to shareholders before amortization and impairment of goodwill and intangible assets / average equity attributable to shareholders less average goodwill and intangible assets.    3 Calculated as adjusted net profit attributable to shareholders before amortization and impairment of goodwill and intangible assets and before deferred tax expense or benefit / average equity attributable to shareholders less average goodwill and intangible assets and less average deferred tax assets that do not qualify as common equity tier 1 capital.    4 Calculated as net profit attributable to shareholders before amortization and impairment of goodwill and intangible assets / average common equity tier 1 capital.    5 Calculated as operating income before credit loss expense or recovery / average risk-weighted assets and average leverage ratio denominator, respectively.    6 Calculated as operating expenses / operating income before credit loss expense or recovery.    7 Calculated as adjusted operating expenses / adjusted operating income before credit loss expense or recovery.    8 Calculated as change in net profit attributable to shareholders from continuing operations between current and comparison periods / net profit attributable to shareholders from continuing operations of comparison period.    9 Based on the Swiss SRB rules as of 1 January 2020 according to the revised Swiss SRB framework that became effective 1 July 2016.    10 Effective 1 January 2017 the reported quarterly average is the average of daily values during the quarter. The 2016 figure is based on the average of the three month-end values.    11 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.     12 Certain account types were corrected during the fourth quarter of 2017. Prior periods were corrected accordingly.    13 The calculation of market capitalization has been amended to reflect total shares outstanding multiplied by the share price at the end of the period. The calculation was previously based on total shares issued multiplied by the share price at the end of the period.    14 Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency. As a consequence of the restatement to a US dollar presentation currency, amounts may differ from those originally published in our quarterly and annual reports.

Income statement

	As of or for the quarter ended								As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,683	2,536	2,496	2,386	2,754	2,668	2,599	2,400	10,100	10,422	10,379
Interest expense from financial instruments measured at amortized cost	(1,781)	(1,645)	(1,576)	(1,388)	(1,489)	(1,411)	(1,356)	(1,148)	(6,391)	(5,404)	(4,976)
Interest income from financial instruments measured at fair value through profit or loss	1,738	1,814	1,730	1,686	906	1,069	1,125	956	6,968	4,056	3,579
Interest expense from financial instruments measured at fair value through profit or loss	(1,163)	(998)	(1,655)	(837)	(474)	(521)	(913)	(510)	(4,653)	(2,418)	(2,495)
Net interest income	1,476	1,707	995	1,847	1,697	1,806	1,455	1,698	6,025	6,656	6,487
Other net income from fair value changes on financial instruments	1,047	1,165	2,211	1,561	999	1,128	1,496	1,442	5,984	5,065	5,023
Credit loss (expense) / recovery	(53)	(10)	(29)	(26)	(91)	7	(47)		(118)	(131)	(38)
Fee and commission income	4,700	4,875	4,845	5,178	4,840	4,855	4,872	4,795	19,598	19,362	18,374
Fee and commission expense	(439)	(409)	(421)	(433)	(485)	(458)	(461)	(437)	(1,703)	(1,840)	(1,781)
Net fee and commission income	4,261	4,466	4,423	4,744	4,355	4,397	4,411	4,358	17,895	17,522	16,593
Other income	241	101	43	42	247	65	154	45	427	511	663
Total operating income	6,972	7,428	7,644	8,168	7,207	7,403	7,469	7,543	30,213	29,622	28,729
Personnel expenses	3,839	3,936	4,102	4,254	3,980	4,033	4,121	4,065	16,132	16,199	15,913
General and administrative expenses	2,293	1,462	1,533	1,510	2,088	1,825	1,528	1,508	6,797	6,949	7,517
Depreciation and impairment of property, equipment and software	343	310	287	288	276	265	256	256	1,228	1,053	997
Amortization and impairment of intangible assets	17	15	16	16	17	16	16	21	65	71	93
Total operating expenses	6,492	5,724	5,938	6,069	6,362	6,139	5,922	5,849	24,222	24,272	24,519
Operating profit / (loss) before tax	481	1,704	1,706	2,100	845	1,264	1,548	1,694	5,991	5,351	4,209
Tax expense / (benefit)	165	448	322	533	3,234	280	394	396	1,468	4,305	777
Net profit / (loss)	315	1,256	1,384	1,567	(2,389)	984	1,154	1,297	4,522	1,046	3,432
Net profit / (loss) attributable to non-controlling interests	1	3	1	2	27	2	1	46	7	77	84
Net profit / (loss) attributable to shareholders	315	1,253	1,382	1,566	(2,417)	982	1,153	1,251	4,516	969	3,348

Earnings per share (USD)
Basic	0.08	0.34	0.37	0.42	(0.65)	0.26	0.31	0.34	1.21	0.26	0.90
Diluted	0.08	0.33	0.36	0.41	(0.65)	0.26	0.30	0.33	1.18	0.25	0.88

Adjusted results[1]

	As of or for the quarter ended								As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16
Operating income as reported	6,972	7,428	7,644	8,168	7,207	7,403	7,469	7,543	30,213	29,622	28,729
of which: gains related to investments in associates	460								460		21
of which: gains on sales of real estate		31							31		123
of which: gains / (losses) on sale of subsidiaries and businesses		25			153				25	153	(24)
of which: remeasurement loss related to UBS Securities China	(270)								(270)
of which: gains on sale of financial assets at fair value through OCI[2]					29		108			137	213
of which: net foreign currency translation gains / (losses)[3]							(16)			(16)	(84)
Operating income (adjusted)	6,782	7,371	7,644	8,168	7,025	7,403	7,378	7,543	29,966	29,349	28,480

Operating expenses as reported	6,492	5,724	5,938	6,069	6,362	6,139	5,922	5,849	24,222	24,272	24,519
of which: personnel-related restructuring expenses[4]	95	60	64	68	163	145	120	116	286	545	763
of which: non-personnel-related restructuring expenses[4]	93	63	51	68	224	150	145	128	275	647	715
of which: gain related to changes to the Swiss pension plan				(241)					(241)
of which: expenses from modification of terms for certain DCCP awards[5]					26					26
Operating expenses (adjusted)	6,304	5,601	5,823	6,174	5,949	5,844	5,657	5,605	23,903	23,054	23,041
of which: net expenses for litigation, regulatory and similar matters[6]	533	2	132	(11)	185	205	10	33	657	434	805

Operating profit / (loss) before tax as reported	481	1,704	1,706	2,100	845	1,264	1,548	1,694	5,991	5,351	4,209
Operating profit / (loss) before tax (adjusted)	478	1,770	1,821	1,994	1,076	1,559	1,721	1,938	6,063	6,295	5,439

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Figures presented for periods prior to the first quarter of 2018 relate to financial assets available for sale.    3  Related to the disposal of foreign branches and subsidiaries.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives for Global Wealth Management and Asset Management in 2018.    5 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.    6 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties.

Balance sheet

	As of or for the quarter ended								As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Assets
Cash and balances at central banks	108,370	94,393	103,166	97,341	90,045	97,647	104,277	108,720	108,370	90,045	105,883
Loans and advances to banks	16,868	15,631	15,715	13,991	14,094	15,538	15,025	14,194	16,868	14,094	12,926
Receivables from securities financing transactions	95,349	83,508	77,125	80,785	91,951	107,912	94,205	95,331	95,349	91,951	79,936
Cash collateral receivables on derivative instruments	23,602	21,821	25,158	25,459	24,040	25,741	23,640	22,478	23,602	24,040	26,198
Loans and advances to customers	320,352	324,173	321,091	331,667	326,746	323,690	320,160	307,493	320,352	326,746	300,010
Other financial assets measured at amortized cost	22,563	21,015	21,181	20,065	37,815	32,781	30,743	29,401	22,563	37,815	27,115
Total financial assets measured at amortized cost	587,104	560,540	563,436	569,307	584,691	603,308	588,050	577,617	587,104	584,691	552,068
Financial assets at fair value held for trading	104,370	123,140	113,112	110,719	129,407	113,620	107,512	102,408	104,370	129,407	90,416
of which: assets pledged as collateral that may be sold or repledged by counterparties	32,121	37,723	36,904	36,226	36,277	34,508	34,053	30,287	32,121	36,277	29,731
Derivative financial instruments	126,210	116,417	122,679	118,878	121,285	123,357	127,033	121,314	126,210	121,285	155,642
Brokerage receivables	16,840	20,620	18,578	21,241					16,840
Financial assets at fair value not held for trading	82,690	88,853	94,040	102,304	60,457	52,393	53,964	49,019	82,690	60,457	64,210
Total financial assets measured at fair value through profit or loss	330,110	349,029	348,409	353,143	311,148	289,370	288,509	272,741	330,110	311,148	310,269
Financial assets measured at fair value through other comprehensive income	6,667	6,744	7,003	7,088	8,889	13,469	14,707	16,205	6,667	8,889	15,402
Investments in associates	1,099	1,000	1,035	1,088	1,045	1,019	1,013	975	1,099	1,045	947
Property, equipment and software	9,348	9,214	9,163	9,294	9,057	8,929	8,778	8,352	9,348	9,057	8,186
Goodwill and intangible assets	6,647	6,436	6,448	6,540	6,563	6,597	6,488	6,446	6,647	6,563	6,442
Deferred tax assets	10,105	9,818	9,934	10,117	10,056	13,002	13,045	13,114	10,105	10,056	13,158
Other non-financial assets	7,410	7,410	7,389	7,683	7,830	7,616	7,832	12,610	7,410	7,830	12,434
Total assets	958,489	950,192	952,817	964,260	939,279	943,310	928,422	908,058	958,489	939,279	918,906

Balance sheet (continued)

	As of or for the quarter ended								As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Liabilities
Amounts due to banks	10,962	10,301	10,333	9,466	7,728	10,986	12,085	8,730	10,962	7,728	10,459
Payables from securities financing transactions	10,296	11,022	10,219	9,615	17,485	20,622	14,406	13,662	10,296	17,485	9,266
Cash collateral payables on derivative instruments	28,906	28,160	32,125	30,866	31,029	32,939	32,845	29,818	28,906	31,029	34,852
Customer deposits	419,838	408,924	406,995	418,108	419,577	414,810	421,294	418,544	419,838	419,577	416,267
Debt issued measured at amortized cost	132,271	136,537	138,745	144,630	143,160	137,850	126,842	114,503	132,271	143,160	101,837
Other financial liabilities measured at amortized cost	6,885	6,451	6,970	6,200	37,276	38,636	37,302	37,563	6,885	37,276	37,729
Total financial liabilities measured at amortized cost	609,158	601,395	605,387	618,885	656,255	655,844	644,773	622,820	609,158	656,255	610,410
Financial liabilities at fair value held for trading	28,943	32,639	31,694	36,447	31,251	31,619	26,384	28,521	28,943	31,251	22,425
Derivative financial instruments	125,723	115,711	120,276	117,423	119,137	119,222	124,029	119,732	125,723	119,137	151,121
Brokerage payables designated at fair value	38,420	38,995	38,239	36,496					38,420
Debt issued designated at fair value	57,031	62,803	57,352	54,606	50,782	51,158	49,945	50,542	57,031	50,782	49,057
Other financial liabilities designated at fair value	33,594	35,262	37,672	36,124	16,643	17,488	17,073	15,549	33,594	16,643	14,122
Total financial liabilities measured at fair value through profit or loss	283,711	285,409	285,233	281,096	217,813	219,488	217,431	214,344	283,711	217,813	236,725
Provisions	3,494	3,019	3,151	3,193	3,214	3,239	3,341	3,750	3,494	3,214	4,101
Other non-financial liabilities	9,022	8,237	7,776	7,359	9,443	8,817	8,082	12,699	9,022	9,443	14,083
Total liabilities	905,386	898,060	901,546	910,532	886,725	887,387	873,627	853,612	905,386	886,725	865,320

Equity
Equity attributable to shareholders	52,928	52,094	51,210	53,662	52,495	55,156	54,072	53,769	52,928	52,495	52,916
Equity attributable to non-controlling interests	176	39	61	65	59	767	722	678	176	59	670
Total equity	53,103	52,132	51,271	53,727	52,554	55,923	54,795	54,446	53,103	52,554	53,586
Total liabilities and equity	958,489	950,192	952,817	964,260	939,279	943,310	928,422	908,058	958,489	939,279	918,906

Note 3 Net fee and commission income[1]

	As of or for the quarter ended								As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16
Underwriting fees	177	210	185	239	199	244	281	278	811	1,003	739
of which: equity underwriting fees	118	98	89	127	106	154	153	161	431	573	356
of which: debt underwriting fees	59	113	96	112	94	90	129	117	380	429	383
M&A and corporate finance fees	122	261	180	206	165	181	175	178	768	698	742
Brokerage fees	822	786	886	1,026	923	903	971	1,023	3,521	3,820	3,802
Investment fund fees	1,228	1,221	1,226	1,279	1,095	1,090	1,074	1,063	4,954	4,322	4,265
Portfolio management and related services	1,937	1,949	1,922	1,949	2,011	1,959	1,901	1,795	7,756	7,666	7,069
Other	414	447	446	480	447	479	470	458	1,786	1,854	1,757
Total fee and commission income	4,700	4,875	4,845	5,178	4,840	4,855	4,872	4,795	19,598	19,362	18,374
of which: recurring	3,219	3,240	3,195	3,257					12,911
of which: transaction-based	1,448	1,616	1,628	1,903					6,594
of which: performance-based	33	19	22	18					93
Brokerage fees paid	88	63	76	90	157	167	183	166	316	673	769
Other	352	346	345	344	328	290	278	271	1,387	1,167	1,013
Total fee and commission expense	439	409	421	433	485	458	461	437	1,703	1,840	1,781
Net fee and commission income	4,261	4,466	4,423	4,744	4,355	4,397	4,411	4,358	17,895	17,522	16,593
of which: net brokerage fees	735	723	811	937	766	735	788	857	3,205	3,147	3,033

1 Upon adoption of IFRS 15, certain brokerage fees paid in an agency capacity have been reclassified from Fee and commission expense to Fee and commission income on a prospective basis from 1 January 2018, primarily relating to third-party execution costs for exchange traded derivative transactions and fees payable to third-party research providers on behalf of clients. In addition to the IFRS 15 changes, certain revenues, primarily distribution fees and fund management fees, have been reclassified between reporting lines to better reflect the nature of the revenues, with prior-period information restated accordingly. Also, certain expenses that are incremental and incidental to revenues have been reclassified prospectively from General and administrative expenses to Fee and commission expense to improve the alignment of transaction-based costs with the associated revenue stream, primarily impacting clearing costs, client loyalty costs, fund and custody expenses. As the effect of this reclassification was not material, prior-period information was not restated.

Note 4 Other income

	As of or for the quarter ended								As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	(310)	20	(1)		43	4	(13)	(2)	(290)	32	(96)
Net gains / (losses) from disposals of investments in associates	46								46
Share of net profits of associates and joint ventures	481	17	15	16	19	21	17	19	529	76	109
Impairment charges related to associates	0					(7)				(7)
Total	217	37	14	16	62	18	4	17	284	101	12
Financial assets measured at fair value through other comprehensive income
Net gains / (losses) from disposals					47	11	131	6	0	195	350
Impairments					(2)		1	(14)	0	(15)	(5)
Total					45	11	132	(8)	1	180	345
Net gains / (losses) from disposals of financial assets measured at amortized cost	0		(1)		(3)	2	(2)	17	0	14	(3)
Net income from properties (excluding net gains / (losses) from disposals)[2]	6	6	6	6	6	6	6	6	24	24	26
Net gains / (losses) from disposals of properties held for sale	9	31							40		128
Other	9	27	23	20	136	28	14	12	79	191	156
Total other income	241	101	43	42	247	65	154	45	427	511	663

1 Includes foreign exchange gains / losses reclassified from Other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Note 5 Personnel expenses

	As of or for the quarter ended								As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16
Salaries and variable compensation	2,184	2,305	2,456	2,742	2,245	2,373	2,493	2,445	9,686	9,556	9,743
Financial advisor variable compensation[1]	999	1,016	1,007	1,032	1,046	1,012	1,019	988	4,054	4,064	3,740
Contractors	119	119	129	123	136	121	111	93	489	460	426
Social security	163	189	197	243	207	212	192	202	791	814	755
Pension and other post-employment benefit plans	172	149	170	(35)	173	177	174	200	457	723	678
Other personnel expenses	203	158	144	150	173	139	133	136	654	581	570
Total personnel expenses	3,839	3,936	4,102	4,254	3,980	4,033	4,121	4,065	16,132	16,199	15,913

1 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 6 General and administrative expenses

	As of or for the quarter ended								As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16
Occupancy	228	230	224	233	240	223	223	221	914	908	946
Rent and maintenance of IT and other equipment	187	158	150	159	151	137	139	144	654	570	517
Communication and market data services	163	158	156	161	157	157	152	155	638	622	634
Administration[1]	256	117	72	144	259	150	104	100	590	612	716
Marketing and public relations	114	82	85	85	140	91	96	92	366	419	473
Travel and entertainment	113	102	113	98	122	102	113	88	425	425	428
Professional fees	294	237	240	245	372	315	284	256	1,015	1,227	1,247
Outsourcing of IT and other services	368	348	351	361	435	407	372	384	1,427	1,597	1,656
Litigation, regulatory and similar matters[2]	533	2	132	(11)	185	205	10	33	657	434	805
Other	37	27	11	36	27	38	36	34	110	135	94
Total general and administrative expenses	2,293	1,462	1,533	1,510	2,088	1,825	1,528	1,508	6,797	6,949	7,517

1 Administration costs include net expenses / credits related to the UK and German bank levy.    2 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties.

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended								As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Basic earnings (USD million)
Net profit / (loss) attributable to shareholders	315	1,253	1,382	1,566	(2,417)	982	1,153	1,251	4,516	969	3,348
Diluted earnings (USD million)
Net profit / (loss) attributable to shareholders	315	1,253	1,382	1,566	(2,417)	982	1,153	1,251	4,516	969	3,348
Less: (profit) / loss on own equity derivative contracts	0		(1)	(1)					(2)
Net profit / (loss) attributable to shareholders for diluted EPS	315	1,253	1,381	1,565	(2,417)	982	1,153	1,251	4,514	969	3,348
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,712,860,295	3,729,382,991	3,750,246,679	3,728,701,542	3,719,192,967	3,717,418,510	3,715,138,875	3,712,946,691	3,730,297,877	3,716,174,261	3,719,764,322
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding[2]	107,685,855	107,610,429	99,757,026	128,521,488	13	120,524,131	110,988,858	123,710,692	111,271,269	120,540,272	104,244,665
Weighted average shares outstanding for diluted EPS	3,820,546,150	3,836,993,420	3,850,003,705	3,857,223,030	3,719,192,980	3,837,942,641	3,826,127,733	3,836,657,383	3,841,569,146	3,836,714,533	3,824,008,987
Earnings per share (USD)
Basic	0.08	0.34	0.37	0.42	(0.65)	0.26	0.31	0.34	1.21	0.26	0.90
Diluted	0.08	0.33	0.36	0.41	(0.65)	0.26	0.30	0.33	1.18	0.25	0.88
Shares outstanding
Shares issued	3,855,634,749	3,855,121,120	3,854,589,552	3,854,297,125	3,853,096,603	3,852,361,272	3,851,805,058	3,851,255,128
Treasury shares	166,467,802	128,747,979	125,469,362	93,077,090	132,301,550	133,704,681	135,182,950	137,116,350
Shares outstanding	3,689,166,947	3,726,373,141	3,729,120,190	3,761,220,035	3,720,795,053	3,718,656,591	3,716,622,108	3,714,138,778

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 Due to the net loss in the fourth quarter of 2017, a weighted average of 127,252,442 potential shares from unvested notional share awards and options outstanding were not included in the calculation of diluted EPS as they were anti-dilutive for the quarter ended 31 December 2017. Such shares are only taken into account for the diluted EPS calculation when their conversion to ordinary shares would decrease earnings per share or increase loss per share, in accordance with IAS 33, Earnings per Share.

Note 10b Deferred day-1 profit or loss

	As of or for the quarter ended								As of or for the year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16
Reserve balance at the beginning of the period	250	276	479	338	362	364	364	365	338	365	420
Profit / (loss) deferred on new transactions	48	43	53	197	51	79	66	51	341	247	257
(Profit) / loss recognized in the income statement	(41)	(68)	(252)	(56)	(77)	(82)	(67)	(53)	(417)	(279)	(293)
(Profit) / loss recognized in other comprehensive income											(23)
Foreign currency translation	(2)	(1)	(4)	1	2	2	0	2	(6)	6	4
Reserve balance at the end of the period	255	250	276	479	338	362	364	364	255	338	365

Quarterly value-at-risk timeseries

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type[1]
					Average by risk type										Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rate	Credit spreads	Foreign exchange	Commod- ities		Min.	Max.	Period end	Average	Equity	Interest rate	Credit spreads	Foreign exchange	Commod- ities

Global Wealth Management	0	1	1	1	0	1	1	0	0		1	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0		0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0		0	0	0	0	0	0	0	0	0
Investment Bank	6	14	10	10	7	5	6	3	2		4	15	8	9	6	6	5	3	1
CC – Services	0	0	0	0	0	0	0	0	0		0	0	0	0	0	0	0	0	0
CC – Group ALM	3	6	6	4	0	4	1	1	0		3	6	4	4	0	4	1	1	0
CC – Non-core and Legacy Portfolio	2	2	2	2	1	1	1	0	0		2	2	2	2	1	1	1	0	0
Diversification effect [2,3]			(7)	(6)	(1)	(4)	(3)	(1)	0				(6)	(6)	(1)	(5)	(3)	(1)	0
Total as of 31.12.18	7	15	12	11	7	7	6	3	2	Total as of 30.9.18	5	15	9	9	6	7	6	3	1
Total as of 30.9.18	5	15	9	9	6	7	6	3	1	Total as of 30.6.18	6	16	14	11	7	9	7	2	1

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type (continued)[1]
					Average by risk type										Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rate	Credit spreads	Foreign exchange	Commod- ities		Min.	Max.	Period end	Average	Equity	Interest rate	Credit spreads	Foreign exchange	Commod- ities

Global Wealth Management	1	2	1	1	0	2	2	0	0		1	1	1	1	0	1	2	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0		0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0		0	0	0	0	0	0	0	0	0
Investment Bank	5	14	14	10	7	7	6	2	1		7	25	12	16	12	7	7	3	2
CC – Services	0	0	0	0	0	0	0	0	0		0	0	0	0	0	0	0	0	0
CC – Group ALM	3	6	4	4	0	4	1	1	0		3	6	3	4	0	4	1	1	0
CC – Non-core and Legacy Portfolio	2	3	2	2	1	1	1	0	0		2	3	3	3	1	2	2	0	0
Diversification effect [2,3]			(7)	(7)	(1)	(5)	(4)	(1)	0				(7)	(8)	(1)	(5)	(4)	(1)	0
Total as of 30.6.18	6	16	14	11	7	9	7	2	1	Total as of 31.3.18	8	26	12	16	13	9	7	3	2
Total as of 31.3.18	8	26	12	16	13	9	7	3	2	Total as of 31.12.17	7	18	10	11	6	9	6	3	1

Yearly value-at-risk timeseries

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type [1]
	For the year ended 31.12.18									For the year ended 31.12.17
USD million					Equity	Interest rate	Credit spreads	Foreign exchange	Commod- ities					Equity	Interest rate	Credit spreads	Foreign exchange	Commod- ities
	Min.				3	5	5	1	1	Min.				1	6	5	1	0
		Max.			22	11	9	13	4		Max.			15	12	8	5	7
			Average		8	8	7	3	2			Average		6	10	6	3	2
				31.12.18	5	7	5	6	2				31.12.17	5	9	8	3	2
Total management VaR, Group	5	26	12	12	Average (per business division and risk type)					5	19	11	10	Average (per business division and risk type)
Wealth Management										0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	2	1	1	0	1	2	0	0	0	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Investment Bank	4	25	11	10	8	6	6	3	2	4	18	9	8	6	7	5	2	2
CC – Services	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
CC – Group ALM	3	6	4	6	0	4	1	1	0	3	8	6	4	0	5	2	1	0
CC – Non-core and Legacy Portfolio	2	3	2	2	1	2	1	0	0	3	6	3	3	1	2	2	0	0
Diversification effect [2,3]			(7)	(7)	(1)	(5)	(4)	(1)	0			(8)	(6)	(1)	(6)	(4)	(1)	0

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may well occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.     3 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type (continued) [1]
	For the year ended 31.12.16									For the year ended 31.12.15
USD million					Equity	Interest rate	Credit spreads	Foreign exchange	Commod- ities					Equity	Interest rate	Credit spreads	Foreign exchange	Commod- ities
	Min.				2	9	3	1	0	Min.				6	8	4	2	0
		Max.			15	15	6	5	3		Max.			23	19	9	12	5
			Average		5	11	4	3	1			Average		10	11	6	5	2
				31.12.16	4	11	5	2	1				31.12.15	7	9	4	3	1
Total management VaR, Group	8	18	11	11	Average (per business division and risk type)					11	25	16	13	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	0	1	0	1	1	0	0	0	1	0	0	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Investment Bank	5	18	9	8	5	8	3	3	1	7	23	13	10	10	6	3	4	2
CC – Services	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
CC – Group ALM	5	9	7	6	0	7	1	1	0	4	17	8	6	0	8	0	1	0
CC – Non-core and Legacy Portfolio	4	5	4	4	0	4	2	1	0	5	9	6	5	0	4	5	1	0
Diversification effect [2,3]			(10)	(8)	0	(9)	(3)	(1)	0			(12)	(9)	0	(9)	(4)	(1)	0

Invested assets and net new money

Invested assets
Results	As of								Year ended
USD billion	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16
Global Wealth Management[1]	2,260	2,438	2,393	2,415	2,403	2,325	2,240	2,162	2,260	2,403	2,060
Asset Management	781	830	817	831	796	768	732	695	781	796	645
of which: excluding money market funds	696	748	738	748	719	692	663	626	696	719	580
of which: money market funds	85	82	79	83	78	76	70	69	85	78	65
1 Certain account types were corrected during the fourth quarter of 2017. Prior periods were corrected accordingly.

Net new money[1]
Results	For the quarter ended								For the year ended
USD billion	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16
Global Wealth Management	(7.9)	13.8	(1.2)	20.0	13.9	2.5	7.8	20.6	24.7	44.8	43.0
Asset Management	(2.1)	3.2	(2.1)	33.3	10.0	15.9	10.8	22.9	32.2	59.5	(16.2)
of which: excluding money market flows	(4.9)	0.5	1.0	28.2	10.0	8.8	10.3	19.6	24.8	48.7	(23.0)
of which: money market flows	2.8	2.7	(3.1)	5.1	0.0	7.1	0.5	3.2	7.5	10.8	6.8
1 Net new money excludes interest and dividend income.

Business divisions time series

Global Wealth Management[1]
	As of or for the quarter ended								Year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Results
Net interest income	1,028	1,011	1,042	1,021	1,012	992	956	919	4,102	3,880	3,694
Recurring net fee income	2,374	2,411	2,373	2,419	2,314	2,300	2,220	2,129	9,577	8,964	8,467
Transaction-based income	627	649	740	953	746	754	839	897	2,970	3,236	2,956
Other income	112	19	9	11	16	24	14	11	151	65	57
Income	4,141	4,090	4,164	4,405	4,088	4,070	4,030	3,956	16,800	16,144	15,174
Credit loss (expense) / recovery[2]	(12)	(6)	(1)	3	(6)	(1)	(1)	(1)	(15)	(8)	(8)
Total operating income	4,129	4,084	4,164	4,409	4,083	4,069	4,029	3,955	16,785	16,136	15,166
Personnel expenses	1,882	1,903	1,925	1,973	1,926	1,938	1,930	1,881	7,683	7,674	7,254
Salaries and other personnel costs	883	887	918	941	880	926	912	892	3,628	3,610	3,514
Financial advisor variable compensation[3,4]	857	874	862	878	864	825	830	791	3,470	3,310	2,931
Compensation commitments with recruited financial advisors[4,5]	142	142	146	155	181	187	189	197	584	754	808
General and administrative expenses	816	298	305	304	366	310	312	275	1,724	1,263	1,221
Services (to) / from Corporate Center and other business divisions	1,088	1,008	959	1,015	1,081	954	944	947	4,070	3,926	3,958
of which: services from Corporate Center	1,050	976	929	981	1,050	927	914	913	3,936	3,803	3,832
Depreciation and impairment of property, equipment and software	2	1	1	1	1	1	1	1	4	4	4
Amortization and impairment of intangible assets	14	9	13	13	14	12	11	12	50	49	54
Total operating expenses	3,802	3,220	3,202	3,306	3,388	3,215	3,199	3,115	13,531	12,917	12,490
Business division operating profit / (loss) before tax	327	864	961	1,102	695	855	830	840	3,254	3,219	2,676

Adjusted results[6]
Total operating income as reported	4,129	4,084	4,164	4,409	4,083	4,069	4,029	3,955	16,785	16,136	15,166
of which: gain on sale of financial assets at fair value through OCI[7]											31
of which: gain / (loss) on sale of subsidiaries and businesses											(24)
of which: gain related to investments in associates	101								101
Total operating income (adjusted)	4,028	4,084	4,164	4,409	4,083	4,069	4,029	3,955	16,684	16,136	15,159
Total operating expenses as reported	3,802	3,220	3,202	3,306	3,388	3,215	3,199	3,115	13,531	12,917	12,490
of which: personnel-related restructuring expenses[8]	17	11	3	3	10	13	14	2	34	39	61
of which: non-personnel-related restructuring expenses[8]	0	0	5	10	24	23	17	11	16	75	55
of which: restructuring expenses allocated from Corporate Center[8]	59	61	39	50	162	108	106	98	209	474	478
of which: gain related to changes to the Swiss pension plan				(66)					(66)
Total operating expenses (adjusted)	3,726	3,148	3,155	3,310	3,191	3,071	3,062	3,005	13,338	12,329	11,895
Business division operating profit / (loss) before tax as reported	327	864	961	1,102	695	855	830	840	3,254	3,219	2,676
Business division operating profit / (loss) before tax (adjusted)	302	936	1,009	1,099	891	999	967	950	3,346	3,807	3,263

Global Wealth Management (continued)[1]
	As of or for the quarter ended								Year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Key performance indicators
Pre-tax profit growth (%)	(52.9)	1.1	15.8	31.3	17.1	17.0	26.1	21.1	1.1	20.3	(25.0)
Cost / income ratio (%)	91.8	78.7	76.9	75.1	82.9	79.0	79.4	78.7	80.5	80.0	82.3
Net new money growth (%)	(1.3)	2.3	(0.2)	3.3	2.4	0.4	1.4	4.0	1.0	2.2	2.2
Net margin on invested assets (bps)[9]	6	14	16	18	12	15	15	16	14	14	13

Adjusted key performance indicators[6]
Pre-tax profit growth (%)	(66.1)	(6.2)	4.3	15.7	17.8	9.4	22.9	17.8	(12.1)	16.7	(14.6)
Cost / income ratio (%)	92.2	77.0	75.8	75.1	78.1	75.5	76.0	76.0	79.9	76.4	78.4
Net new money growth (%)	(1.3)	2.3	(0.2)	3.3	2.4	0.4	1.4	4.0	1.0	2.2	2.2
Net margin on invested assets (bps)[10]	5	16	17	18	15	18	18	18	14	17	16

Additional information
Recurring income[11]	3,402	3,422	3,415	3,441	3,335	3,297	3,180	3,051	13,679	12,862	12,168
Recurring income as a percentage of income (%)	82.2	83.7	82.0	78.1	81.6	81.0	78.9	77.1	81.4	79.7	80.2
Average attributed equity (USD billion)[12]	16.3	16.3	16.2	16.3	15.9	15.7	15.2	14.8	16.3	15.4	14.8
Return on attributed equity (%)[12]	8.0	21.2	23.7	27.1	17.4	21.7	21.8	22.7	20.0	20.9	18.1
Adjusted return on attributed equity (%)[12]	7.4	23.0	24.8	27.0	22.4	25.4	25.4	25.7	20.5	24.7	22.0
Return on attributed tangible equity (%)[12]	12.1	31.0	34.8	39.9	26.1	32.5	32.8	34.6	29.5	31.4
Risk-weighted assets (USD billion)[12]	74.3	75.1	75.2	76.8	73.2	72.4	72.6	67.7	74.3	73.2	64.4
Leverage ratio denominator (USD billion)[12]	315.8	310.8	309.4	307.5	302.5	299.4	291.2	279.8	315.8	302.5	273.3
Goodwill and intangible assets (USD billion)	5.2	5.0	5.0	5.1	5.1	5.1	5.0	5.0	5.2	5.1	5.0
Net new money (USD billion)	(7.9)	13.8	(1.2)	20.0	13.9	2.5	7.8	20.6	24.7	44.8	43.0
Invested assets (USD billion)[13]	2,260	2,438	2,393	2,415	2,403	2,325	2,240	2,162	2,260	2,403	2,060
Gross margin on invested assets (bps)	71	68	69	73	69	71	73	75	70	72	75
Adjusted gross margin on invested assets (bps)	69	68	69	73	69	71	73	75	70	72	75
Client assets (USD billion)	2,519	2,687	2,656	2,676	2,661	2,574	2,481	2,398	2,519	2,661	2,297
Loans, gross (USD billion)[14]	174.7	177.9	177.2	180.1	172.5	167.3	164.1	155.6	174.7	172.5	151.7
Due to customers (USD billion)[14]	271.8	268.4	270.8	277.0	278.0	272.1	274.5	278.7	271.8	278.0	278.1
Recruitment loans to financial advisors	2,296	2,350	2,405	2,490	2,619	2,681	2,754	2,946	2,296	2,619	3,033
Other loans to financial advisors	994	1,007	1,019	999	580	579	581	565	994	580	462
Personnel (full-time equivalents)	23,618	23,553	23,458	23,383	23,177	23,158	23,070	23,203	23,618	23,177	23,247
Advisors (full-time equivalents)	10,677	10,677	10,682	10,654	10,616	10,681	10,698	10,819	10,677	10,616	10,884

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity translated to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Upon adoption of IFRS 9 effective 1 January 2018, credit loss expenses include credit losses on recruitment loans to financial advisors previously recognized in personnel expenses. Prior periods were not restated for this change.    3 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    5 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Includes a gain on the sale of our investment in Visa Europe.  Figures presented for periods prior to 2018 relate to financial assets available for sale. With the adoption of IFRS 9, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9.    8 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018.    9 Calculated as operating profit before tax (annualized as applicable) / average invested assets.    10 Calculated as adjusted operating profit before tax (annualized as applicable) / average invested assets.    11 Recurring income consists of net interest income and recurring net fee income.    12 Refer to the “Capital management” section of our Annual report 2018 for more information.    13 Certain account types were corrected during the fourth quarter of 2017. Prior periods were corrected accordingly. The effect on net new money in all periods was immaterial.    14 Loans and Due to customers in this table include customer brokerage receivables and payables, respectively, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.

Regional breakdown of key figures[1]
USD billion, except where indicated	As of or for the quarter ended								Year ended
	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16
Americas
Net new money	(3.6)	(0.9)	(7.1)	7.5	(1.6)	(2.9)	(6.3)	2.3	(4.1)	(8.5)	8.2
Net new money growth (%)	(1.1)	(0.3)	(2.3)	2.4	(0.5)	(1.0)	(2.2)	0.8	(0.3)	(0.8)	0.8
Invested assets[2]	1,200	1,307	1,268	1,258	1,263	1,228	1,191	1,174	1,200	1,263	1,131
Loans, gross[3]	59.5	58.9	58.1	56.8	57.0	55.9	55.9	54.3	59.5	57.0	54.4
Advisors (full-time equivalents)	6,850	6,910	6,937	6,956	6,990	7,031	7,075	7,143	6,850	6,990	7,201
Asia Pacific
Net new money	0.1	8.6	2.2	6.3	10.2	2.9	9.9	5.8	17.3	28.8	21.2
Net new money growth (%)	0.1	8.8	2.2	6.6	11.5	3.5	12.7	8.1	4.5	10.1	7.8
Invested assets[2]	357	384	391	397	383	357	332	310	357	383	287
Loans, gross[3]	42.3	45.1	47.0	47.9	43.2	39.6	37.9	35.1	42.3	43.2	33.2
Advisors (full-time equivalents)	1,138	1,110	1,095	1,077	1,037	1,028	1,008	1,025	1,138	1,037	1,016
EMEA
Net new money	0.4	4.8	0.0	5.1	4.3	0.5	2.5	12.2	10.4	19.5	9.5
Net new money growth (%)	0.3	3.7	0.0	3.7	3.3	0.4	2.1	10.6	1.9	4.3	2.1
Invested assets[2]	500	524	523	547	545	531	515	489	500	545	462
Loans, gross[3]	37.5	38.2	37.2	39.3	37.4	37.0	36.2	33.9	37.5	37.4	32.9
Advisors (full-time equivalents)	1,837	1,802	1,792	1,764	1,748	1,780	1,767	1,796	1,837	1,748	1,822
Switzerland
Net new money	(4.5)	1.5	4.4	1.7	1.2	2.4	1.8	0.7	3.2	6.2	5.4
Net new money growth (%)	(8.2)	2.8	8.5	3.3	2.4	4.9	3.9	1.7	1.5	3.5	3.1
Invested assets[2]	200	219	208	208	209	206	200	185	200	209	176
Loans, gross[3]	35.0	35.1	34.1	35.3	34.1	34.2	33.6	31.7	35.0	34.1	30.6
Advisors (full-time equivalents)	737	734	731	731	728	722	724	732	737	728	729

1 Refer to the 'Measurement of performance' section of our Annual Report 2018 for the definitions of our key performance indicators.    2 Excluding minor functions with 116 advisors, USD 3 billion of invested assets, USD 0.5 billion of loans and USD 0.4 billion of net new money outflows in the fourth quarter of 2018.    3 Loans include customer brokerage receivables which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended								Year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Results[2]
Net interest income	517	515	501	516	511	520	517	496	2,049	2,044	2,203
Recurring net fee income	157	160	159	163	157	154	155	139	640	605	560
Transaction-based income	247	285	278	298	287	294	278	261	1,107	1,120	1,029
Other income	373	15	14	18	19	17	18	36	420	90	217
Income	1,295	976	952	994	974	985	968	932	4,217	3,859	4,008
Credit loss (expense) / recovery	(17)	(3)	(22)	(14)	4	(2)	(29)	7	(56)	(20)	(6)
Total operating income	1,278	972	930	981	977	983	939	939	4,161	3,839	4,002
Personnel expenses	185	207	223	188	190	218	231	213	803	852	855
General and administrative expenses	110	56	57	62	89	71	77	60	285	296	287
Services (to) / from Corporate Center and other business divisions	335	309	300	320	332	296	290	285	1,263	1,203	1,213
of which: services from Corporate Center	361	330	326	351	364	325	314	317	1,367	1,321	1,340
Depreciation and impairment of property, equipment and software	4	3	3	3	4	3	3	3	14	13	15
Amortization and impairment of intangible assets	0	0	0	0	0	0	0	0	0	0	0
Total operating expenses	634	574	584	573	615	588	601	560	2,365	2,364	2,370
Business division operating profit / (loss) before tax	644	398	347	408	362	395	338	379	1,796	1,475	1,631

Adjusted results[2]
Total operating income as reported	1,278	972	930	981	977	983	939	939	4,161	3,839	4,002
of which: gains related to investments in associates	359								359		21
of which: gain on sale of financial assets at fair value through OCI[3]											105
Total operating income (adjusted)	919	972	930	981	977	983	939	939	3,802	3,839	3,876
Total operating expenses as reported	634	574	584	573	615	588	601	560	2,365	2,364	2,370
of which: personnel-related restructuring expenses[4]	1	1	1	1	2	2	2	2	4	7	4
of which: non-personnel-related restructuring expenses[4]	0	0	0	0	0	0	0	0	0	0	0
of which: restructuring expenses allocated from Corporate Center[4]	17	8	9	9	35	24	22	17	43	98	115
of which: gain related to changes to the Swiss pension plan				(38)					(38)
Total operating expenses (adjusted)	616	565	574	600	579	562	577	541	2,355	2,259	2,252
Business division operating profit / (loss) before tax as reported	644	398	347	408	362	395	338	379	1,796	1,475	1,631
Business division operating profit / (loss) before tax (adjusted)	303	407	357	380	399	421	362	398	1,447	1,580	1,624

Personal & Corporate Banking – in US dollars (continued)[1]
	As of or for the quarter ended								Year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Key performance indicators
Pre-tax profit growth (%)	77.6	0.7	2.5	7.6	17.4	(7.5)	(34.1)	(0.9)	21.8	(9.6)	(4.6)
Cost / income ratio (%)	49.0	58.9	61.3	57.6	63.2	59.7	62.1	60.1	56.1	61.3	59.1
Net interest margin (bps)	155	155	149	152	150	151	152	150	153	151	160
Net new business volume growth for Personal Banking (%)[5]	2.1	4.5	3.8	6.5	1.0	3.6	4.6	6.9	4.2	4.2	3.2

Adjusted key performance indicators[2]
Pre-tax profit growth (%)	(24.0)	(3.4)	(1.5)	(4.5)	20.9	(5.9)	(17.8)	(2.0)	(8.4)	(2.7)	(7.0)
Cost / income ratio (%)	65.8	57.9	60.2	60.4	59.4	57.0	59.6	58.1	61.0	58.5	58.0
Net interest margin (bps)	155	155	149	152	150	151	152	150	153	151	160
Net new business volume growth for Personal banking (%)[5]	2.1	4.5	3.8	6.5	1.0	3.6	4.6	6.9	4.2	4.2	3.2

Additional information
Average attributed equity (USD billion)[6]	8.1	8.0	7.9	8.0	7.8	7.8	7.5	7.2	8.0	7.5	7.0
Return on attributed equity (%)[6]	31.8	19.9	17.6	20.4	18.6	20.2	18.1	21.2	22.5	19.5	23.4
Adjusted return on attributed equity (%)[6]	15.0	20.4	18.1	19.1	20.5	21.6	19.4	22.2	18.1	20.9	23.3
Return on attributed tangible equity (%)[6]	31.8	19.9	17.6	20.4	18.6	20.2	18.1	21.2	22.5	19.5
Risk-weighted assets (USD billion)[6]	63.9	61.4	59.8	59.3	56.6	56.1	56.2	50.9	63.9	56.6	47.2
Leverage ratio denominator (USD billion)[6]	213.7	211.3	210.6	215.7	209.7	214.1	212.6	205.8	213.7	209.7	202.7
Business volume for Personal banking (USD billion)	158	160	158	163	159	159	159	151	158	159	147
Net new business volume for Personal banking (USD billion)	0.9	1.8	1.5	2.6	0.4	1.4	1.7	2.5	6.7	6.1	4.7
Client assets (USD billion)[7]	648	678	664	684	684	684	678	647	648	684	619
Loans, gross (USD billion)	133.3	133.5	131.8	137.2	134.8	137.4	138.4	133.7	133.3	134.8	131.5
Due to customers (USD billion)	144.1	142.4	139.2	144.3	139.5	139.8	140.6	136.7	144.1	139.5	133.6
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.0	92.2	92.1	92.2	92.7	92.3	92.6	92.5	92.0	92.7	92.9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)	1.3	1.2	1.2	1.2	0.6	0.5	0.5	0.5	1.3	0.6	0.6
Personnel (full-time equivalents)	5,183	5,200	5,141	5,160	5,102	5,117	5,072	5,132	5,183	5,102	5,143

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity translated to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Includes a gain on the sale of our investment in Visa Europe in 2016. Figures presented for periods prior to 2018 relate to financial assets available for sale. With the adoption of IFRS 9, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9.    4 Reflects restructuring expenses related to legacy cost programs.    5 Calculated as net new business volume for the period / business volume at the beginning of the period.    6 Refer to the “Capital management” section of our Annual report 2018 for more information.   7 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended								Year ended
CHF million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Results[2]
Net interest income	515	505	496	487	504	502	503	496	2,003	2,005	2,176
Recurring net fee income	157	157	157	154	155	149	151	139	625	593	553
Transaction-based income	247	279	275	281	283	284	270	260	1,082	1,098	1,016
Other income	373	15	14	17	18	16	18	36	419	88	213
Income	1,292	956	942	938	960	950	943	931	4,128	3,784	3,957
Credit loss (expense) / recovery	(17)	(3)	(22)	(13)	4	(2)	(28)	7	(55)	(19)	(6)
Total operating income	1,275	953	920	925	964	949	915	938	4,074	3,765	3,951
Personnel expenses	185	203	221	178	188	211	225	213	786	836	845
General and administrative expenses	109	55	56	59	87	68	75	59	279	290	285
Services (to) / from Corporate Center and other business divisions	334	303	297	301	327	285	283	285	1,234	1,180	1,199
of which: services from Corporate Center	360	323	322	331	359	314	306	317	1,336	1,296	1,324
Depreciation and impairment of property, equipment and software	4	3	3	3	4	3	3	3	14	13	15
Amortization and impairment of intangible assets	0	0	0	0	0	0	0	0	0	0	0
Total operating expenses	632	563	578	541	606	567	585	560	2,313	2,318	2,343
Business division operating profit / (loss) before tax	643	390	343	384	358	381	330	379	1,760	1,447	1,608

Adjusted results[2]
Total operating income as reported	1,275	953	920	925	964	949	915	938	4,074	3,765	3,951
of which: gains related to investments in associates	359								359		21
of which: gain on sale of financial assets at fair value through OCI[3]											102
Total operating income (adjusted)	916	953	920	925	964	949	915	938	3,715	3,765	3,828
Total operating expenses as reported	632	563	578	541	606	567	585	560	2,313	2,318	2,343
of which: personnel-related restructuring expenses[4]	1	1	1	1	2	1	2	2	4	7	4
of which: non-personnel-related restructuring expenses[4]	0	0	0	0	0	0	0	0	0	0	0
of which: restructuring expenses allocated from Corporate Center[4]	17	8	9	9	34	24	21	17	42	96	113
of which: gain related to changes to the Swiss pension plan				(35)					(35)
Total operating expenses (adjusted)	614	554	568	566	570	542	562	541	2,302	2,215	2,226
Business division operating profit / (loss) before tax as reported	643	390	343	384	358	381	330	379	1,760	1,447	1,608
Business division operating profit / (loss) before tax (adjusted)	303	399	353	359	393	406	353	398	1,413	1,551	1,602

Personal & Corporate Banking – in Swiss francs (continued)[1]
	As of or for the quarter ended								Year ended
CHF million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Key performance indicators
Pre-tax profit growth (%)	79.9	2.3	4.0	1.5	14.9	(8.3)	(34.2)	(0.5)	21.6	(10.0)	(2.3)
Cost / income ratio (%)	48.9	58.9	61.3	57.7	63.1	59.7	62.0	60.1	56.0	61.2	59.2
Net interest margin (bps)	157	154	152	148	152	151	151	148	153	151	161
Net new business volume growth for Personal Banking (%)[5]	2.2	4.5	3.9	6.3	1.0	3.7	4.5	6.7	4.2	4.0	3.1

Adjusted key performance indicators[2]
Pre-tax profit growth (%)	(23.1)	(1.8)	0.0	(9.8)	18.5	(6.8)	(17.9)	(1.5)	(8.8)	(3.2)	(4.7)
Cost / income ratio (%)	65.8	57.9	60.3	60.4	59.4	57.0	59.6	58.1	61.1	58.5	58.1
Net interest margin (bps)	157	154	152	148	152	151	151	148	153	151	161
Net new business volume growth for Personal Banking (%)[5]	2.2	4.5	3.9	6.3	1.0	3.7	4.5	6.7	4.2	4.0	3.1

Additional information
Average attributed equity (CHF billion)[6]	8.1	7.8	7.8	7.5	7.7	7.5	7.4	7.1	7.8	7.4	6.9
Return on attributed equity (%)[6]	31.8	19.9	17.7	20.3	18.6	20.2	18.1	21.1	22.5	19.6	23.3
Adjusted return on attributed equity (%)[6]	15.0	20.3	18.2	19.0	20.5	21.6	19.4	22.2	18.1	21.0	23.2
Return on attributed tangible equity (%)[6]	31.8	19.9	17.7	20.3	18.6	20.2	18.0	21.1	22.5	19.6
Risk-weighted assets (CHF billion)[6]	62.8	60.2	59.2	56.5	55.1	54.4	53.9	51.0	62.8	55.1	48.1
Leverage ratio denominator (CHF billion)[6]	210.2	207.3	208.7	205.6	204.4	207.3	204.0	206.2	210.2	204.4	206.3
Business volume for Personal Banking (CHF billion)	156	157	156	156	155	154	153	152	156	155	149
Net new business volume for Personal Banking (CHF billion)	0.9	1.7	1.5	2.4	0.4	1.4	1.7	2.5	6.6	6.0	4.6
Client assets (CHF billion)[7]	638	665	658	652	667	663	651	648	638	667	630
Loans, gross (CHF billion)	131.0	131.0	130.6	130.8	131.4	133.1	132.8	133.9	131.0	131.4	133.9
Due to customers (CHF billion)	141.7	139.7	138.0	137.6	135.9	135.4	135.0	136.9	141.7	135.9	135.9
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.0	92.2	92.1	92.2	92.7	92.3	92.6	92.5	92.0	92.7	92.9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)	1.3	1.2	1.2	1.2	0.6	0.5	0.5	0.5	1.3	0.6	0.6
Personnel (full-time equivalents)	5,183	5,200	5,141	5,160	5,102	5,117	5,072	5,132	5,183	5,102	5,143

1 Comparative figures in the timeseries may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Includes a gain on the sale of our investment in Visa Europe in 2016. Figures presented for periods prior to 2018 relate to financial assets available for sale. With the adoption of IFRS 9, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9.    4 Reflects restructuring expenses related to legacy cost programs.    5 Calculated as net new business volume for the period / business volume at the beginning of the period.    6 Refer to the “Capital management” section of our Annual report 2018 for more information.    7 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.

Asset Management[1]
	As of or for the quarter ended								Year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Results
Net management fees[2]	440	440	442	451	447	471	453	423	1,772	1,794	1,843
Performance fees	28	17	19	15	27	39	37	26	80	130	124
Gain / (loss) on sale of subsidiaries and businesses					153					153
Total operating income	468	457	461	466	628	510	490	449	1,852	2,077	1,967
Personnel expenses	166	169	191	177	177	192	201	162	703	731	736
General and administrative expenses	57	45	49	52	71	54	53	57	202	235	244
Services (to) / from Corporate Center and other business divisions	139	124	124	131	146	136	125	135	518	543	549
of which: services from Corporate Center	150	135	135	143	155	146	137	144	563	582	574
Depreciation and impairment of property, equipment and software	0	0	1	0	0	0	0	0	2	1	1
Amortization and impairment of intangible assets	0	0	0	0	0	1	1	1	1	3	5
Total operating expenses	362	339	365	360	395	383	381	355	1,426	1,514	1,535
Business division operating profit / (loss) before tax	106	118	97	105	233	127	109	94	426	563	432

Adjusted results[3]
Total operating income as reported	468	457	461	466	628	510	490	449	1,852	2,077	1,967
of which: gain / (loss) on sale of subsidiaries and businesses					153					153
Total operating income (adjusted)	468	457	461	466	474	510	490	449	1,852	1,924	1,967
Total operating expenses as reported	362	339	365	360	395	383	381	355	1,426	1,514	1,535
of which: personnel-related restructuring expenses[4]	5	2	15	1	5	7	3	2	23	17	15
of which: non-personnel-related restructuring expenses[4]	3	1	3	3	6	5	6	5	10	22	15
of which: restructuring expenses allocated from Corporate Center[4]	13	6	8	7	20	16	15	13	33	63	72
of which: gain related to changes to the Swiss pension plan				(10)					(10)
Total operating expenses (adjusted)	342	330	339	359	364	356	357	335	1,370	1,412	1,433
Business division operating profit / (loss) before tax as reported	106	118	97	105	233	127	109	94	426	563	432
Business division operating profit / (loss) before tax (adjusted)	126	127	122	107	110	154	133	114	482	512	533

Key performance indicators
Pre-tax profit growth (%)	(54.5)	(7.2)	(11.3)	12.1	66.8	28.4	2.9	7.4	(24.3)	30.3	(28.5)
Cost / income ratio (%)	77.4	74.2	79.1	77.4	62.9	75.0	77.8	79.1	77.0	72.9	78.0
Net new money growth excluding money market flows (%)	(2.6)	0.3	0.5	15.7	5.8	5.3	6.6	13.5	3.4	8.4	(3.9)
Net margin on invested assets (bps)[5]	5	6	5	5	12	7	6	6	5	8	7

Adjusted key performance indicators[3]
Pre-tax profit growth (%)[6]	14.4	(12.3)	(2.3)	0.5	(22.5)	15.8	(4.8)	8.2	(0.8)	(2.1)	(13.1)
Cost / income ratio (%)	73.0	72.3	73.5	77.1	76.7	69.7	72.9	74.6	74.0	73.4	72.9
Net new money growth excluding money market flows (%)	(2.6)	0.3	0.5	15.7	5.8	5.3	6.6	13.5	3.4	8.4	(3.9)
Net margin on invested assets (bps)[7]	6	6	6	5	6	8	7	7	6	7	8

Asset Management (continued)[1]
	As of or for the quarter ended								Year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Information by business line / asset class
Net new money (USD billion)
Equities	(6.5)	(4.5)	3.3	28.4	2.0	2.7	4.0	10.0	20.7	18.7	(10.1)
Fixed Income	6.7	7.5	(9.8)	3.9	3.8	12.5	2.7	9.6	8.3	28.6	(3.4)
of which: money market	2.8	2.7	(3.1)	5.1	0.0	7.1	0.5	3.2	7.5	10.8	6.8
Multi Assets & Solutions	(1.1)	(0.4)	2.0	1.4	1.2	(0.4)	2.6	1.6	1.9	4.9	(4.3)
Hedge Fund Businesses	(0.4)	(0.4)	1.9	(0.7)	(0.1)	0.9	0.8	0.7	0.4	2.2	(0.3)
Real Estate & Private Markets	(0.8)	1.0	0.5	0.3	3.1	0.2	0.7	1.1	1.0	5.1	1.8
Total net new money	(2.1)	3.2	(2.1)	33.3	10.0	15.9	10.8	22.9	32.2	59.5	(16.2)

Invested assets (USD billion)
Equities	285	330	328	327	300	281	265	241	285	300	216
Fixed Income	253	245	237	252	248	240	226	220	253	248	206
of which: money market	85	82	79	83	78	76	70	69	85	78	65
Multi Assets & Solutions	120	130	129	130	130	132	129	126	120	130	119
Hedge Fund Businesses	42	44	44	43	42	42	41	40	42	42	38
Real Estate & Private Markets	81	81	79	79	76	72	70	68	81	76	66
Total invested assets	781	830	817	831	796	768	732	695	781	796	645
of which: passive strategies	298	318	318	320	293	274	258	236	298	293	203

Information by region
Invested assets (USD billion)
Americas	192	197	188	188	187	182	171	164	192	187	157
Asia Pacific	141	153	161	166	163	157	150	149	141	163	127
Europe, Middle East and Africa	189	209	202	204	178	172	162	146	189	178	141
Switzerland	259	271	267	272	268	256	249	237	259	268	221
Total invested assets	781	830	817	831	796	768	732	695	781	796	645

Information by channel
Invested assets (USD billion)
Third-party institutional	484	523	515	526	498	476	454	430	484	498	388
Third-party wholesale	78	84	83	85	82	80	78	74	78	82	74
UBS’s wealth management businesses	219	223	220	220	216	211	200	192	219	216	183
Total invested assets	781	830	817	831	796	768	732	695	781	796	645

Asset Management (continued)[1]
	As of or for the quarter ended								Year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Assets under administration[8]
Assets under administration (USD billion)[9]						544	460	438			413
Net new assets under administration (USD billion)[10]						72.7	(0.9)	8.4			0.6
Gross margin on assets under administration (bps)						3	3	3			3

Additional information
Average attributed equity (USD billion)[11]	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8	1.8
Return on attributed equity (%)[11]	23.7	26.2	21.3	22.9	50.4	27.5	24.0	21.0	23.5	30.8	23.9
Adjusted return on attributed equity (%)[11]	28.2	28.1	26.9	23.2	23.9	33.4	29.3	25.5	26.6	28.0	29.5
Return on attributed tangible equity (%)[11]	99.1	109.3	88.6	97.2	220.2	120.1	106.7	94.5	98.5	136.1
Risk-weighted assets (USD billion)[11]	4.3	4.3	4.4	4.5	4.3	4.4	4.4	4.3	4.3	4.3	4.0
Leverage ratio denominator (USD billion)[11]	5.0	4.7	4.8	5.0	4.7	4.7	4.5	4.5	5.0	4.7	4.4
Goodwill and intangible assets (USD billion)	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4
Gross margin on invested assets (bps)	23	22	22	23	32	27	27	27	23	28	30
Adjusted gross margin on invested assets (bps)	23	22	22	23	24	27	27	27	23	26	30
Personnel (full-time equivalents)	2,301	2,321	2,329	2,361	2,335	2,354	2,300	2,306	2,301	2,335	2,308

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity translated to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees. Beginning 1 January 2018, net management fees additionally include fund and custody expenses recognized as contra revenues and previously included in operating expenses. Prior periods were not restated for this change.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives in 2018.    5 Calculated as operating profit before tax (annualized as applicable) / average invested assets.    6 Excluding the effect of business exits. Prior-period information for periods ending  before 1 January 2018 has been restated for this change.    7 Calculated as adjusted operating profit before tax (annualized as applicable) / average invested assets.    8 Following the sale of our fund administration business in Luxembourg and Switzerland to Northern Trust on 1 October 2017, we no longer report assets under administration.    9 This includes UBS and third-party fund assets for which the fund services unit provided professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    10 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    11 Refer to the “Capital management” section of our Annual report 2018 for more information.

Investment Bank[1]
	As of or for the quarter ended								Year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Results
Corporate Client Solutions	460	657	629	875	649	743	750	718	2,621	2,860	2,404
Advisory	115	236	168	197	145	169	169	166	717	650	699
Equity Capital Markets	122	161	190	312	232	293	298	252	785	1,075	679
Debt Capital Markets	160	183	164	262	190	213	184	210	769	797	751
Financing Solutions	53	74	79	72	68	57	92	93	278	310	363
Risk Management	11	3	27	31	13	12	7	(4)	72	29	(88)
Investor Client Services	1,078	1,285	1,539	1,556	1,145	1,080	1,290	1,366	5,458	4,882	5,273
Equities	776	899	1,036	1,138	884	786	923	925	3,850	3,518	3,465
Foreign Exchange, Rates and Credit	302	386	503	417	261	294	367	441	1,609	1,363	1,807
Income	1,539	1,942	2,167	2,430	1,794	1,824	2,040	2,084	8,079	7,742	7,677
Credit loss (expense) / recovery	(18)	1	(6)	(16)	(81)	2	(7)	(6)	(38)	(92)	(11)
Total operating income	1,521	1,944	2,162	2,415	1,713	1,826	2,033	2,078	8,041	7,650	7,665
Personnel expenses	537	673	779	952	658	735	794	819	2,941	3,006	3,122
General and administrative expenses	253	101	145	152	269	146	130	130	651	675	812
Services (to) / from Corporate Center and other business divisions	805	709	698	730	781	700	687	692	2,942	2,860	2,871
of which: services from Corporate Center	803	709	693	719	769	692	675	680	2,923	2,816	2,833
Depreciation and impairment of property, equipment and software	2	2	2	2	3	3	2	3	8	10	22
Amortization and impairment of intangible assets	2	5	2	3	2	3	3	3	12	12	12
Total operating expenses	1,598	1,490	1,627	1,838	1,714	1,587	1,615	1,647	6,554	6,563	6,839
Business division operating profit / (loss) before tax	(78)	453	535	576	0	239	418	431	1,486	1,087	826

Adjusted results[2]
Total operating income as reported	1,521	1,944	2,162	2,415	1,713	1,826	2,033	2,078	8,041	7,650	7,665
of which: gains on sale of financial assets at fair value through OCI[3]					29		108			137	77
Total operating income (adjusted)					1,684	1,826	1,926	2,078	8,041	7,513	7,589
Total operating expenses as reported	1,598	1,490	1,627	1,838	1,714	1,587	1,615	1,647	6,554	6,563	6,839
of which: personnel-related restructuring expenses[4]	1	1	2	12	12	4	4	18	16	39	156
of which: non-personnel-related restructuring expenses[4]	3	3	3	2	6	7	3	2	11	18	14
of which: restructuring expenses allocated from Corporate Center[4]	69	32	32	34	108	76	69	57	166	310	416
of which: gain related to the Swiss pension plan				(5)					(5)
of which: expenses from modification of terms for certain DCCP awards[5]					26					26
Total operating expenses (adjusted)	1,526	1,455	1,591	1,796	1,563	1,501	1,539	1,569	6,367	6,171	6,252
Business division operating profit / (loss) before tax as reported	(78)	453	535	576	0	239	418	431	1,486	1,087	826
Business division operating profit / (loss) before tax (adjusted)	(5)	489	571	619	122	325	387	508	1,674	1,342	1,336

Investment Bank (continued)[1]
	As of or for the quarter ended								Year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Key performance indicators
Pre-tax profit growth (%)		89.7	27.9	33.8		108.8	63.7	95.5	36.7	31.5	(58.5)
Cost / income ratio (%)	103.9	76.7	75.1	75.6	95.5	87.0	79.2	79.0	81.1	84.8	89.1
Return on attributed equity (%)[6]	(2.5)	14.2	16.0	17.6	0.0	7.8	14.2	15.2	11.5	9.1	6.9

Adjusted key performance indicators[2]
Pre-tax profit growth (%)		50.3	47.6	21.7	(55.7)	8.3	(8.4)	50.0	24.7	0.4	(44.3)
Cost / income ratio (%)	99.1	74.9	73.4	73.9	88.5	82.3	79.6	75.3	78.8	81.1	82.3
Return on attributed equity (%)[6]	(0.2)	15.3	17.1	18.9	3.9	10.7	13.2	17.9	12.9	11.2	11.2

Additional information
Average attributed equity (USD billion)[6]	12.7	12.8	13.4	13.1	12.5	12.2	11.8	11.3	13.0	12.0	11.9
Return on attributed tangible equity (%)[6]	(2.4)	14.4	16.2	17.7	0.1	8.0	14.4	15.4	11.6	9.2
Risk-weighted assets (USD billion)[6]	93.2	87.6	87.4	95.8	81.0	83.1	83.1	70.3	93.2	81.0	73.6
Return on risk-weighted assets, gross (%)	6.8	8.9	9.5	11.0	8.7	8.8	10.6	11.6	9.0	9.9	10.7
Leverage ratio denominator (USD billion)[6]	283.4	315.7	314.1	313.5	312.0	310.6	301.9	301.5	283.4	312.0	288.7
Return on leverage ratio denominator, gross (%)	2.1	2.5	2.8	3.1	2.3	2.4	2.7	2.8	2.6	2.6	2.3
Goodwill and intangible assets (USD billion)	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Compensation ratio (%)	34.9	34.7	35.9	39.2	36.7	40.3	38.9	39.3	36.4	38.8	40.7
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	9	10	16	10	10	10	8	11	10	9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)	1.5	1.1	1.2	1.0	1.0	1.0	1.0	0.9	1.5	1.0	0.9
Personnel (full-time equivalents)	5,205	4,957	4,778	4,867	4,822	4,829	4,748	4,851	5,205	4,822	4,734

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity translated to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects gains on sales of our investment in IHS Markit in 2017, 2016, and 2015 as well as a gain on the sale of our investment in London Clearing House in the fourth quarter of 2017. Figures presented for periods prior to the first quarter of 2018 relate to financial assets available for sale. With the adoption of IFRS 9, certain financial assets were reclassified from available for sale under IAS 39 to measured at fair value through OCI under IFRS 9.    4 Reflects restructuring expenses related to legacy cost programs.    5 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.    6 Refer to the “Capital management” section of our Annual report 2018 for more information.

Corporate Center[1]
	As of or for the quarter ended								Year ended
USD million, except where indicated	31.12.18	30.9.18	30.6.18	31.3.18	31.12.17	30.9.17	30.6.17	31.3.17	31.12.18	31.12.17	31.12.16

Results
Total operating income	(423)	(29)	(73)	(101)	(194)	15	(22)	122	(626)	(80)	(71)
Personnel expenses	1,069	984	984	965	1,029	951	966	990	4,002	3,935	3,946
General and administrative expenses	1,058	962	976	940	1,293	1,243	956	987	3,935	4,479	4,953
Depreciation and impairment of property, equipment and software	334	304	280	281	268	258	249	249	1,199	1,024	955
Amortization and impairment of intangible assets	0	0	0	0	0	0	1	5	2	7	21
Total operating expenses before allocations to BDs	2,461	2,250	2,241	2,186	2,590	2,452	2,172	2,230	9,139	9,445	9,876
Services (to) / from business divisions	(2,367)	(2,150)	(2,081)	(2,195)	(2,340)	(2,086)	(2,047)	(2,059)	(8,793)	(8,532)	(8,591)
of which: services to Global Wealth Management	(1,050)	(976)	(929)	(981)	(1,050)	(927)	(914)	(913)	(3,936)	(3,803)	(3,832)
of which: services to Personal & Corporate Banking	(361)	(330)	(326)	(351)	(364)	(325)	(314)	(317)	(1,367)	(1,321)	(1,340)
of which: services to Asset Management	(150)	(135)	(135)	(143)	(155)	(146)	(137)	(144)	(563)	(582)	(574)
of which: services to Investment Bank	(820)	(727)	(710)	(738)	(788)	(710)	(695)	(701)	(2,995)	(2,894)	(2,916)
Total operating expenses	95	100	160	(9)	250	367	125	171	346	913	1,285
Operating profit / (loss) before tax	(518)	(128)	(233)	(92)	(444)	(352)	(147)	(49)	(971)	(993)	(1,356)

Adjusted results[2]
Total operating income as reported	(423)	(29)	(73)	(101)	(194)	15	(22)	122	(626)	(80)	(71)
of which: gains on sale of real estate		31							31		123
of which: gain / (loss) on sale of subsidiaries and businesses		25							25
of which: remeasurement loss related to UBS Securities China	(270)								(270)
of which: net foreign currency translation gains / (losses)[3]							(16)			(16)	(84)
Total operating income (adjusted)	(154)	(85)	(73)	(101)	(194)	15	(6)	122	(413)	(63)	(110)
Total operating expenses as reported	95	100	160	(9)	250	367	125	171	346	913	1,285
of which: personnel-related restructuring expenses[4]	70	44	43	50	134	120	97	93	208	443	527
of which: non-personnel-related restructuring expenses[4]	87	59	40	53	188	116	119	110	238	532	631
of which: restructuring expenses allocated from Corporate Center[4]	(157)	(106)	(88)	(99)	(324)	(224)	(212)	(185)	(450)	(945)	(1,081)
of which: gain related to changes to the Swiss pension plan				(122)					(122)
Total operating expenses (adjusted)	95	103	165	109	252	355	122	154	472	883	1,208
Operating profit / (loss) before tax as reported	(518)	(128)	(233)	(92)	(444)	(352)	(147)	(49)	(971)	(993)	(1,356)
Operating profit / (loss) before tax (adjusted)	(248)	(188)	(238)	(211)	(446)	(340)	(128)	(32)	(885)	(946)	(1,318)

Additional information
Average attributed equity (USD billion)[5]	13.6	12.8	13.1	13.9	15.7	17.0	17.7	18.2	13.3	17.2	19.5
Risk-weighted assets (USD billion)[5]	28.1	28.7	27.8	29.7	28.6	29.7	30.4	28.2	28.1	28.6	29.5
Leverage ratio denominator (USD billion)[5]	86.5	72.6	71.5	84.0	80.2	85.0	86.9	87.8	86.5	80.2	86.2
Personnel (full-time equivalents)	30,581	29,526	27,978	26,766	25,817	25,339	24,280	23,922	30,581	25,817	23,955

1 Comparative figures in this table have been restated for the change of the presentation currency from Swiss francs to US dollars with assets, liabilities and total equity translated to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses translated at the respective average rates prevailing for the relevant periods. Comparatives may additionally differ due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Reflects restructuring expenses related to legacy cost programs.    5 Refer to the “Capital management” section of our Annual report 2018 for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi _____________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi _____________

Name:  Ella Campi

      Title:    Executive Director

Date:  March 18, 2019